Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

NOMINATION OF NON-EXECUTIVE DIRECTORS

China Life Insurance Company Limited (the “Company”) has recently received a proposal from China Life Insurance (Group) Company, the controlling shareholder of the Company, in relation to the nomination of Mr. Liu Huimin and Mr. Yin Zhaojun as the candidates for the Non-executive Directors of the Company. The board of directors of the Company (the “Board”) considered and approved the resolution in relation to the nomination of Mr. Liu Huimin and Mr. Yin Zhaojun as the candidates for the Non-executive Directors of the fifth session of the Board at a meeting of the Board held on 20 December 2016. The resolution shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. In addition, the qualifications of Mr. Liu Huimin and Mr. Yin Zhaojun as directors are subject to the approval of the China Insurance Regulatory Commission (the “CIRC”). Upon obtaining the above approvals, each of Mr. Liu Huimin and Mr. Yin Zhaojun will also serve as a member of the Risk Management Committee of the fifth session of the Board.

The biographical details of Mr. Liu Huimin and Mr. Yin Zhaojun are set out below:

Mr. Liu Huimin, born in 1965, has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from 2004, and the President and Director of the same company from 2006, during which he concurrently served as the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from the Peking University with a Doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a Master’s degree in development economics and the Peking University with a Bachelor’s degree in national economic management, respectively.

Commission File Number 001-31914

Mr. Yin Zhaojun, born in 1965, has been the Vice President of China Life Insurance (Group) Company since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as the Assistant to the President of the Beijing branch and the Vice President of the Shanxi branch of the Bank of Communications from 2005, and as the President of the Shanxi branch, Hebei branch and Beijing branch of the Bank of Communications from 2011. Mr. Yin graduated from the China University of Political Science and Law with a Master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of the Beijing College of Finance and Commerce with a Bachelor’s degree in economics.

Each of Mr. Liu Huimin and Mr. Yin Zhaojun will enter into a service contract with the Company. Their term of office shall be effective from the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. They are eligible for re-election upon expiry of their term. As a Non- executive Director of the Company, each of Mr. Liu Huimin and Mr. Yin Zhaojun will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Liu Huimin and Mr. Yin Zhaojun have not held any directorships in other listed public companies in the past three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Liu Huimin and Mr. Yin Zhaojun do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the nomination of Mr. Liu Huimin and Mr. Yin Zhaojun that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 December 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie